UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

LRAD CORPORATION
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

      50213V109
(CUSIP Number)

Mitchell R. Kulick, Esq. General Counsel Iroquois Capital Management LLC 641 Lexington Avenue, 26th Floor New York, New York 10022 (212) 974-3070
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPIES TO:
Patrick J. Dooley, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000

             May 21, 2013

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following page(s)
Page 1 of 7 Pages

CUSIP No. 50213V109	Page 2 of 7 Pages

1           Names of Reporting Persons

IROQUOIS CAPITAL MANAGEMENT LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5            Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 2,006,935
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		2,006,935

11           Aggregate Amount Beneficially Owned by Each Reporting Person

2,006,935

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

6.19%

14           Type of Reporting Person (See Instructions)

IA

CUSIP No. 50213V109	Page 3 of 7 Pages

1           Names of Reporting Persons

JOSHUA SILVERMAN

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES OF AMERICA

	7	Sole Voting Power
Number of Shares		21,167
Beneficially Owned By Each	8	Shared Voting Power 2,006,935
Reporting Person With	9	Sole Dispositive Power 21,167
	10	Shared Dispositive Power
		2,006,935

11           Aggregate Amount Beneficially Owned by Each Reporting Person

2,028,102

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

6.26%

14           Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 50213V109	Page 4 of 7 Pages

1           Names of Reporting Persons

RICHARD ABBE

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5            Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES OF AMERICA

	7	Sole Voting Power
Number of Shares		267,020
Beneficially Owned By Each	8	Shared Voting Power 2,024,949
Reporting Person With	9	Sole Dispositive Power 267,020
	10	Shared Dispositive Power
		2,024,949

11           Aggregate Amount Beneficially Owned by Each Reporting Person

2,291,969

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

7.07%

14           Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 50213V109	Page 5 of 7 Pages

This Amendment No. 2 supplements the information set forth in the Schedule 13D filed by Iroquois Capital Management LLC, Joshua Silverman, and Richard Abbe with the United States Securities and Exchange Commission (the “SEC”) on January 17, 2013 (the “Original 13D”), as amended by Amendment No. 1 on March 4, 2013 (“Amendment No. 1” and together with the Original 13D, collectively the “Schedule 13D”) relating to the shares of Common Stock, par value $0.00001 per share (the “Shares”) of LRAD Corporation, a Delaware corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is supplementally amended as follows.

Item 3.                    Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of the Schedule 13D are incorporated herein by reference.

Iroquois used working capital of the Fund to purchase the aggregate 1,618,169 Shares and the Warrants to acquire 388,766 Shares.  The total purchase price for such Shares and Warrants was approximately $2,723,324.

Item 4.                    Purpose of Transaction.

The responses to Items 3, 5 and 6 of the Schedule 13D are incorporated herein by reference.

On May 21, 2013, the Issuer entered into an agreement (the “Settlement Agreement”) with the Fund and certain of its affiliates (collectively, the “Iroquois Parties”) to settle a potential proxy contest pertaining to the election of directors to the Issuer’s Board of Directors (the “Board”) at its 2013 annual meeting of stockholders (the “2013 Annual Meeting”).  Pursuant to the Settlement Agreement:

         (i)         The Board will nominate Thomas R. Brown, Laura M. Clague, General John G. Coburn, Dennis J. Wend, and Richard H. Osgood III for election at the 2013 Annual Meeting, will recommend a vote for the nominees and solicit proxies for the election of the nominees at the 2013 Annual Meeting.  The Issuer also agreed to hold the 2013 Annual Meeting no later than July 31, 2013.

         (ii)        The Iroquois Parties agreed to irrevocably withdraw its letter to the Issuer expressing an intention to nominate director candidates (the “Nomination Letter”), and the Issuer agreed to pay to the Iroquois Parties its legal and advisory fees in connection with the Nomination Letter, up to a maximum of $301,496.

         (iii)       The Iroquois Parties agreed to vote at the 2013 Annual Meeting in favor of the Board nominees and for the other matters recommended by the Board for stockholder approval.

         (iv)       The Iroquois Parties agreed to customary standstill restrictions during the period beginning on the date of the Settlement Agreement and ending on the earlier of (a) ten business days prior to the deadline for submission of stockholder nominations for the Issuer’s 2014 annual meeting and (b) such date, if any, as the Issuer breaches the Settlement Agreement and such breach has not been cured within fifteen days following written notice of such breach (the “Standstill Period”).

         (v)        If either General Coburn or Mr. Wend is unable to serve on the Board or resigns from the Board (for any reason other than following a breach of the Settlement Agreement by the Iroquois Parties) during the Standstill Period, the Iroquois Parties are entitled to designate a replacement nominee to be approved by the Nominating and Corporate Governance Committee and appointed to the Board.

         (vi)       The Issuer and the Iroquois Parties agreed to execute a Stipulation of Settlement seeking to settle the derivative litigation brought by the Iroquois Parties in July 2012 (the “Delaware Litigation”), to cooperate in the prompt submission of the Stipulation of Settlement for approval by the Delaware Court hearing the Delaware Litigation, and if the Stipulation of Settlement is not approved, to work collaboratively to obtain approval of the settlement of the Delaware Litigation.

         (vii)      The Iroquois Parties released Helen C. Adams, Admiral Raymond C. Smith and George W. VanDeWeghe, Jr., current members of the Board who have agreed not to stand for re-election, from any claims related to the Delaware Litigation, the Nomination Letter, or the Schedule 13D.

          A copy of the Settlement Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 5.                     Interest in Securities of the Issuer.

(a) – (b) By virtue of Iroquois’ position as investment advisor to the Fund, Iroquois may be deemed to be the beneficial owner of 2,006,935 Shares (representing approximately 6.19% of the Shares based upon 32,399,199 Shares outstanding as of May 2, 2013 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2013) consisting of 1,618,169 Shares and Warrants to acquire 388,766 Shares held for the account of the Fund.  Iroquois may be deemed to have shared power to vote and shared power to dispose of 1,618,169 Shares and Warrants to acquire 388,766 Shares.

Mr. Abbe and Mr. Silverman are the members of Iroquois who have the authority and responsibility for the investments made on behalf of the Fund.  As such, Mr. Abbe and Mr. Silverman

CUSIP No. 50213V109	Page 6 of 7 Pages

may be deemed to be the beneficial owner of the Shares and Warrants held for the account of the Fund.  In addition, by virtue of his position as a custodian or trustee of certain Accounts, Mr. Abbe may be deemed to be the beneficial owner of an additional 230,991 Shares and Warrants to acquire 54,043 Shares held for such Accounts.  Mr. Silverman may be deemed to be the beneficial owner of an additional 16,664 Shares and Warrants to acquire 4,503 Shares owned for his own account.  Mr. Abbe may be deemed to have sole power to vote and sole power to dispose of 221,984 Shares and Warrants to acquire 45,036 Shares and shared power to vote and shared power to dispose of 1,894,196 Shares and Warrants to acquire 397,773 Shares.  Mr. Silverman may be deemed to have sole power to vote and sole power to dispose of 16,664 Shares and Warrants to acquire 4,503 Shares and shared power to vote and shared power to dispose of 1,639,336 Shares and Warrants to acquire 388,766 Shares.

The Reporting Persons disclaim beneficial ownership of the following Shares and Warrants held by the persons specified below, and the following information is included solely for informational purposes:  711,585 Shares and Warrants to acquire 252,214 Shares held by Scot Cohen, a U.S. citizen who is a member of Iroquois with an office address at 641 Lexington Avenue, 26th Floor, New York, New York 10022, who does not have authority over the investments of Iroquois in the Issuer and 25,782 Shares and Warrants to acquire 18,015 Shares held by the Scot Jason Cohen Foundation; 173,242 Shares and Warrants to acquire 45,037 Shares held for the account of American Capital Management LLC, a retirement vehicle for the benefit of Mr. Silverman, Mr. Abbe, and Mr. Cohen; and 205,303 Shares and Warrants to acquire 9,007 Shares held for the account of Mr. Philip Mirabelli, an employee of Iroquois (who serves as the manager of the investments held by American Capital Management LLC); and 100,741 Shares held for the account of the Merav Abbe Irrevocable Trust, a trust for the benefit of Mr. Abbe.

(c)           There have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d)           Other than the investors of the Fund and the beneficiaries of the Accounts, as the case may be, who are entitled to receive dividends from or the proceeds of sales of the Shares held for their respective accounts, in accordance with their interests therein, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any of the Reporting Person, other than the Reporting Person itself.

(e)           Not applicable.

Item 7.                    Material to be Filed as Exhibits.

Exhibit 1 – Settlement Agreement, dated May 21, 2013 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 22, 2013).

CUSIP No. 50213V109	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 24, 2013	IROQUOIS CAPITAL MANAGEMENT L.L.C.

By: /s/ Joshua Silverman
Joshua Silverman
Authorized Signatory

Date: May 24, 2013	JOSHUA SILVERMAN

By: /s/ Joshua Silverman

Date: May 24, 2013	RICHARD ABBE

By: /s/ Richard Abbe